Filed Pursuant to Rule 253(g)(2)
File No. 024-11255

FUNDRISE EQUITY REIT, LLC

SUPPLEMENT NO. 8 DATED MARCH 4, 2021
TO THE OFFERING CIRCULAR DATED DECEMBER 18, 2020

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Equity REIT, LLC (the “Company”, “we”, “our” or “us”), dated December 18, 2020, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “Commission”) on December 21, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Acquisition of Controlled Subsidiary Investment – FR-PC Lexington JV LLC

On February 26, 2021, we directly acquired ownership of a “majority-owned subsidiary”, FR-PC Lexington JV LLC (the “Lexington Controlled Subsidiary”), for an initial purchase price of approximately $13,591,000, which is the initial stated value of our equity interest in the Lexington Controlled Subsidiary. We anticipate funding approximately $869,000 through future capital calls, bringing our total investment in the Lexington Controlled Subsidiary to approximately $14,460,000 (the “Lexington Investment”). The Lexington Controlled Subsidiary used the proceeds to close on the acquisition of a single stabilized garden-style multifamily property totaling 216 units located at 5858 Hillandale Drive, Lithonia, GA 30058 (the “Lexington Property”). The closing of the initial Lexington Investment and the Lexington Property occurred concurrently.

The Lexington Controlled Subsidiary is managed by Peak Capital Partners (“Peak”), which currently operates approximately 23,000 units across the United States. Peak and its affiliates own and manage conventional, affordable, and student apartment communities in growth markets in the United States. They have acquired and managed approximately $4.1 billion of apartment communities over the last 10 years.

Pursuant to the agreements governing the Lexington Investment (the “Lexington Operative Agreements”), our consent is required for all major decisions regarding the Lexington Controlled Subsidiary. In addition, an affiliate of our sponsor earned an origination fee of approximately 2.0% of the Lexington Investment, paid directly by the Lexington Controlled Subsidiary.

The Lexington Property was acquired for a purchase price of approximately $31,150,000. Peak anticipates additional hard costs of approximately $1,258,000 to perform interior unit and exterior improvements, as well as additional soft costs and financing costs of approximately $1,172,000, bringing the total projected project cost for the Lexington Property to approximately $33,580,000. To finance the acquisition of the Lexington Property, a $18,360,000 senior secured loan with a ten (10) year initial term at an interest rate of 30-Day Average Secured Overnight Financing Rate (“SOFR”) + 2.60% with five (5) years interest-only was provided by Berkadia  – Freddie Mac (the “Lexington Senior Loan”). The remaining equity contributions to the Lexington Controlled Subsidiary are being contributed 95% by us and 5% by Peak and its affiliates.

As of the closing date, the Lexington Senior Loan had an approximate LTC ratio of 55.0%. The LTC ratio, or the loan-to-cost ratio, is the approximate amount of the total debt on the asset, divided by the anticipated cost to complete the project. We generally use LTC as a measure of leverage for properties that are subject to construction. There can be no assurance that the anticipated completion cost will be achieved or that the LTC ratio will not vary at points over the course of ownership.

This acquisition completes the 1031 transaction further described in a previously filed 1-U that can be found here.

The Lexington Property is a 216-unit garden-style apartment property in Lithonia, GA, and was approximately 96.0% occupied at the time of our investment. The property was constructed in 2001, and the build is of wood frame. The Atlanta market presents a sound investment opportunity arising from strong population growth and stable rent growth.

The following table contains underwriting assumptions for the Lexington Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Stabilized Economic Vacancy	Average Annual Rent Growth	Average Annual Expense Growth	Exit Cap Rate	Hold Period
Lithonia, GA Apartments - Lexington on the Green	5.5%	2.5%	2.75%	5.0%	10 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise Equity REIT, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.